Exhibit 1.01

LyondellBasell Industries N.V.

Conflict Minerals Report for the Calendar Year Ended December 31, 2017.

Background

LyondellBasell Industries N.V. (the “Company”, “we” or “our”) has included this Conflict Minerals Report (this “Report”) as an exhibit to its Form SD for the calendar year ended December 31, 2017 as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). We are subject to the Rule because we have identified certain products that we manufactured in 2017 that contain a “conflict mineral” as defined by Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act.

After conducting our reasonable country of origin inquiry, as briefly described below, we determined that three of our manufactured products contained a conflict mineral (tin) that is necessary to the functionality or production of those products and that the tin may have originated from the Democratic Republic of Congo and its adjoining countries (the “Covered Countries”).

Reasonable Country of Origin Inquiry

We determined which of our products were in-scope or potentially in-scope for our compliance with the Rule by identifying product categories that may contain conflict minerals through product specifications and other information known to us. For 2017, we identified three products manufactured by our polyolefins business for use in wire and cable applications (Aquathene CM04482, CM04483 and FR439800X01) that contain a conflict mineral (tin) necessary to the production of these products. We determined these three in-scope products, which represented less than 1% of our net sales in 2017, did not contain any other conflict minerals. The Company had no reason to believe, based on an internal assessment of its product portfolio, that any of its other products manufactured and sold in 2017 contained any conflict minerals necessary to the functionality or production of those products.

We identified one supplier from which we sourced tin in 2017 that was actually used in the manufacture of Aquathene CM04482, CM04483 and FR439800X01. We sent the Conflict Minerals Reporting Template (as developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (the “CMRT”)) to the supplier as part of our due diligence process. Based on the CMRT response received from the one supplier of tin used in our three in-scope products, we have reason to believe that some of the tin contained in those products (i) may have originated in the Covered Countries and (ii) is not or may not be from recycled or scrap sources.

Conflict Minerals Due Diligence

The Company’s conflict minerals due diligence process is materially based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The Company occupies a “downstream” position in the supply chain and followed the principles outlined in the OECD Guidance for downstream companies. In this context, “downstream” refers to the supply chain from smelters to the eventual retailers of products. As a result of our position in the supply chain, we have no direct relationships with mines, smelters or other lower-tier suppliers of our tin. Consequently, we rely on our direct suppliers to provide us with information on the origin of the tin we purchase, including tin that is supplied to them from lower-tier suppliers.

A summary of the Company’s conflict minerals diligence activities in respect of 2017 in line with the OECD Guidance are outlined below.

Step	OECD Guidance	Due Diligence Activities Performed
1	Establish Strong Company Management Systems

•  We have adopted and published a Conflict Minerals Policy which is available at https://www.lyondellbasell.com/en/investors/corporate-governance/?id=52.

•  The Company created a cross-functional conflict minerals compliance team responsible for creating and implementing our conflict minerals compliance strategy. Compliance, Legal and Procurement were represented on the team. We also included personnel from our business unit with in-scope products in the compliance process.

•  Our employees and external parties have access to a phone and internet based (http://www.lyondellbasell.ethicspoint.com) ethics reporting system to anonymously report any concerns.

2	Identify and Assess Risk in the Supply Chain

•  We requested our one supplier of tin used in our three in-scope products to provide information regarding the origin and smelters of the tin using the CMRT and reviewed the completed CMRT response for inconsistencies, red flags and follow up as we deemed appropriate.

•  We reviewed the smelters identified in the completed CMRT response against the list of complaint smelters (the “Conflict Free Smelter List”) published by the Conflict-Free Sourcing Initiative (“CFSI”).

3	Design and Implement a Strategy to Respond to Identified Risks

•  Our cross-functional conflict minerals compliance team reported the findings of the supply chain risk assessment to our Executive Vice President & Chief Legal Officer and our Chief Compliance Officer.

•  We undertook additional fact and risk assessments where CMRT declarations indicated a change in circumstances from previous CMRT declarations.

4	Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

•  As a downstream supplier, we do not have a direct relationship with conflict minerals smelters and do not perform or direct audits of these entities within our supply chain. In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters.

5	Report Annually on Supply Chain Due Diligence	• We filed a Form SD and this Report with the Securities and Exchange Commission and made available on our website this Report and the Form SD.

Results of our Review

The tin smelters that were disclosed in the CMRT response from the one supplier of tin used in our three in-scope products are shown in the table below.

Metal	Smelter Name

Tin	EM Vinto*
Tin	ENAF*
Tin	CV Ayi Jaya*
Tin	CV Dua Sekawan*
Tin	CV Tiga Sekawan*
Tin	CV United Smelting*
Tin	CV Venus Intl Perkasa*
Tin	Malaysia Smelting Corporation (MSC)*
Tin	Metallo Belgium N.V.*
Tin	Mineração Taboca S.A.*
Tin	Minsur*
Tin	Operaciones Metalurgical S.A.*
Tin	PT Aries Kencana Sejahtera*
Tin	PT ATD Makmur Mandiri Jaya*
Tin	PT Bangka Prima Tin*
Tin	PT DS Jaya Abadi*
Tin	PT Eunindo Usaha Mandiri*
Tin	PT Menara Cipta Mulia*
Tin	PT Mitra Stania Prima*
Tin	PT Prima Timah Utama*
Tin	PT Refined Bangka Tip*
Tin	PT Sariwiguna Binasentosa*
Tin	PT Timah (Persero) Tbk Kundur*
Tin	PT Timah (Persero) Tbk Mentok*
Tin	PT Tinindo Inter Nusa*
Tin	PT Tommy Utama*
Tin	Rui Da Hung*
Tin	Thaisarco*
Tin	White Solder Metalurgia e Mineração Ltda.*

*	Smelter name included on the Conflict Free Smelter List as of May 14, 2018. This compliance status is based solely on information made publicly available by the CFSI, without independent verification by us.

The CMRT response we received from the one supplier of tin used in our three in-scope products was made on a company level basis and did not provide detail as to source and chain of custody for the tin that was actually supplied to us. As a result, we do not possess sufficient information to draw definitive conclusions as to the exact smelter, country of origin, mine location or location of origin of the tin contained in our three in-scope products.

Steps to Mitigate Risk

The Company is committed to continuously improving its conflict minerals supply chain diligence and intends to take the following steps in respect of 2018:

•	Continue to clearly communicate our sourcing expectations to potentially in-scope suppliers.

•	Continue to engage in-scope suppliers and encourage them to provide responses at the product level.

•	Continue to refine our due diligence process in accordance with the OECD Guidance.